EXHIBIT 99.6

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 27, 2025	26 weeks ended September 28, 2024
Cash flows from (used in) operating activities:
Net (loss) income	$(2,558)	$(3,081)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	3,690	3,701
Leasehold inducements received	179	48
Amortization of debt costs	314	117
Net change of operating lease right-of-use assets and liabilities	(1,284)	(1,219)
Lease modifications	—	(1,329)
Equity in earnings of joint venture	(1,318)	(1,222)
Amortization of debt forgiveness	(30)	(89)
Other operating activities, net	(144)	(31)
(Increase) decrease in:
Accounts receivable, other receivables and long-term receivables	447	2,341
Inventories	1,851	(6,538)
Prepaid expenses and other current assets	420	118
(Decrease) increase:
Accounts payable	(4,951)	2,290
Accrued liabilities and other long-term liabilities	(889)	1,418

Net cash used in (provided by) operating activities	(4,273)	(3,476)

Cash flows used in investing activities:
Acquisition, net of cash acquired	(7,012)	—
Additions to property and equipment	(1,312)	(4,782)
Additions to intangible assets and other assets	(160)	(245)
Dispositions of property and equipment	—	26

Net cash (used in) investing activities	(8,484)	(5,001)

Cash flows provided by financing activities:
Increase (decrease) in bank indebtedness	(46)	7,779
Drawdown on capital lease financing	—	2,836
Increase in long-term debt	17,325	—
Repayment of long-term debt	(1,006)	(1,006)
Repayment of obligations under finance lease	(1,823)	(1,015)
Payment of loan origination fees and costs	(1,030)	(111)

Net cash provided by (used in) financing activities	13,420	8,483

Net increase (decrease) in cash and cash equivalents	663	6
Cash and cash equivalents, beginning of period	1,509	1,783

Cash and cash equivalents, end of period	$2,172	$1,789

Supplemental disclosure of cash flow information:
Interest paid	$4,087	$3,769
Non-cash transactions:
Property and equipment and intangible additions included in accounts payable and accrued liabilities	$416	$1,433

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

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